

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 15, 2014

<u>Via E-mail</u>
Jananne A. Copeland
Chief Accounting Officer
Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629

> **Re: Caterpillar, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed February 18, 2014**
> **File No. 001-00768**

Dear Ms. Copeland:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2013</u>

<u>Risk Factors, page 9</u>

<u>Our global operations are subject to extensive trade and anti-corruption laws and regulations, page 16</u>

1.   In your letter to us dated May 10, 2011, you discussed contacts with Syria and Sudan. We note that your 2013 Annual Meeting Proxy Statement included shareholder proposals that stated that you do business in Syria and Sudan, and third-party distributors in Syria and Sudan state that they sell your products on their websites. Your Form 10-K does not include disclosure about contacts with Syria or Sudan. As you are aware, Syria and Sudan are designated by the State

Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your 2011 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements.

We also are aware of a 2012 news article reporting that a Ukrainian tractor plant had launched delivery of products to Cuba under an agreement for production of Caterpillar tractors. Cuba is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. asset and export controls. Please provide the same types of information requested above for any contacts with Cuba. Your response should describe any products, equipment, components, technology or services you have provided to Syria, Sudan or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba. In this regard, we refer you again to the shareholder proposals described in the foregoing comment.

Consolidated Financial Statements

Note 5. Income Taxes, page A-28

3.   We reference the disclosures on page A-31 related to unrecognized tax benefits and the Notices of Proposed Adjustment from the IRS relating to U.S. taxation of certain non-U.S operations and foreign tax credits.   Please tell us the nature and amount of the proposed IRS adjustments. Please also clarify for us your basis for contesting the adjustments in appeals and tell us how these adjustments were considered in the presentation of unrecognized tax benefits in the table on page A-31.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief